

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

David K. Kershaw
Vice President and Controller
Tompkins Financial Corporation
The Commons
P.O. Box 460
Ithaca, NY 14851

> **Re: Tompkins Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-12709**

Dear Mr. Kershaw:

    We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Mark Webb
                                    Legal Branch Chief